Exhibit 99.4

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of January 31, 2013, by and among Athens Acquisition LLC, a Delaware limited liability company (“Buyer”), and each of the other undersigned parties (the “Sellers” and individually, each a “Seller”). Capitalized terms used herein shall have the meanings given to such terms in Section 7 of this Agreement unless otherwise defined herein.

WHEREAS, the Sellers collectively own the following equity securities issued by Greektown Superholdings, Inc., a Delaware corporation (the “Company”): 33,127 shares of Series A-1 Common Stock ( the “Common Shares”), 291,000 shares of Series A-1 Preferred Stock ( the “Series A-1 Preferred”), 40,579 shares of Series A-2 Preferred Stock (collectively with the Series A-1 Preferred, the “Preferred Shares”), and warrants to acquire 186,657 shares of Series A-2 Preferred Stock (the “Warrants”);

WHEREAS, each Seller desires to sell to Buyer, and Buyer desires to buy from each Seller, the Common Shares, the Preferred Shares and the Warrants (together with any rights, dividends or options related thereto, the “Purchased Securities”); and

WHEREAS, concurrently herewith the Buyer has deposited funds in the amount of $5 million (the “Escrowed Funds”) with a third party escrow agent as security for the performance of certain of Buyer’s obligations hereunder.

The parties agree as follows:

1.	PURCHASE AND SALE.

1.1	Purchase and Sale of Purchased Securities.

Upon and subject to the terms and conditions set forth in this Agreement, Buyer shall purchase from each Seller, and each Seller shall sell, assign, transfer, convey and deliver to Buyer, the Purchased Securities set forth opposite the name of such Seller on Schedule 3.4 hereof (free and clear of all Liens).

1.2	Purchase Price.

The aggregate purchase price for the Purchased Securities is $49,622,670 (the “Purchase Price”), to be allocated as set forth on Schedule 1.2; provided, however, if, at any time on or prior to December 31, 2013, Buyer or any of its Affiliates enters into an agreement with any person (other than an individual who is employed by the Company) to purchase, sell or otherwise acquire or dispose of (including pursuant to merger, consolidation or similar transaction), or otherwise purchases, sells, acquires or disposes of, any Equity Security of the Company for a price that implies a price per share of common stock of the Company that is greater than $90 per share (including shares issuable upon the exercise of warrants) (a “Subsequent Agreement”), then the Purchase Price shall be appropriately increased to reflect the per share price in such Subsequent Agreement. Buyer shall notify the Sellers in writing no later than three days following such time as either of them or their Affiliates enter into a Subsequent Agreement. In the event that Buyer or any of its Affiliates enters into a Subsequent Agreement following the Closing Date, Buyer shall remit payment of the increase in the Purchase Price no later than five days following the date that such Subsequent Agreement is executed.

2.	CLOSING.

2.1	Closing Date.

The Closing will occur at the offices of Honigman Miller Schwartz and Cohn LLP, 2290 First National Building, 660 Woodward Avenue, Detroit, Michigan 48226, or by electronic transmission, as agreed upon by Buyer and Solus Alternative Asset Management LP (the “Sellers’ Representative”) at 10:00 a.m. (Eastern Time) on the date that is three days following the satisfaction of all conditions precedent specified in Section 5.1(c), Section 5.1(d), Section 5.2(a) and Section 5.2(b), or such other date as shall be agreed upon by Buyer and the Sellers’ Representative (the “Closing Date”); provided that the Closing Date shall be no later than April 15, 2013 (as such date may be extended pursuant to Section 6.3 below).

2.2	Closing Transactions.

(a) At the Closing, the Sellers and Buyer will consummate the following transactions (collectively, the “Closing Transactions”): (i) unless Buyer requests otherwise pursuant to Section 2.2(b), the Sellers will deliver the Purchased Securities to Buyer together with duly executed stock powers and (ii) Buyer will deliver the Purchase Price as directed by the Sellers’ Representative in cash or other immediately available funds.

(b) Each of the Sellers agree that upon Buyer’s request, in lieu of delivery of the Purchased Securities pursuant to Section 2.2(a) and subject to satisfaction of all conditions precedent specified in Section 5.1(c), Section 5.1(d), Section 5.2(a) and Section 5.2(b), such Seller will tender the Purchased Securities in response to a Buyer-initiated tender offer or vote in favor of a Buyer-initiated merger, so long as (i) the aggregate compensation received by the Sellers’ Representative as a result of such tender or merger is no less than the Purchase Price and (ii) such compensation is received by the Sellers’ Representative no later than April 15, 2013 (as such date may be extended pursuant to Section 6.3 below).

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereunder, each Seller, severally and not jointly, makes the representations and warranties set forth in this Section 3 as follows:

3.1	Organization.

Such Seller is duly organized, validly existing and in good standing (or having comparable active status) under the laws of the jurisdiction of its formation.

3.2	Authority; Binding Obligation.

Such Seller has the requisite power and authority to enter into this Agreement, to carry out such Seller’s obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by such Seller of this Agreement, the performance by such Seller of its obligations hereunder, and the consummation by each Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.3	Absence of Conflicts.

Neither the execution, delivery or performance of this Agreement, nor the consummation by any Seller of the transactions contemplated hereby:

(a) does or will (i) result in any breach of any of the provisions of, (ii) constitute a default under or (iii) result in a violation of (x)the charter documents of such Seller or (y) any indenture, license, mortgage, loan agreement or other agreement, instrument or contract by which such Seller or any of its assets is bound; or

(b) except with regard to the approval of the Michigan Gaming Control Board (the “MGCB”) , and without limiting clause (a) above, violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which such Seller is subject or require any consent, approval, or authorization of any Person.

3.4	Securities.

Such Seller holds of record and owns beneficially the number of Common Shares, Preferred Shares and Warrants set forth next to its name on Schedule 3.4, and such Seller has the right to sell such Common Shares, Preferred Shares and Warrants free and clear of any Liens or restrictions on transfer, other than restrictions imposed under applicable Law, or Liens that will not be released prior to or concurrently with the Closing, and owns no other Equity Security of the Company. Such Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require such Seller to sell, transfer or otherwise dispose of any Equity Security of the Company (other than this Agreement and the documents evidencing the terms of such Common Share, Preferred Shares and Warrants or pursuant to which the Purchased Securities were issued to such Seller by the Company). Such Seller is not a party to any voting trust, proxy, or other contract or understanding with respect to the voting of any Equity Security of the Company.

3.5	Brokers.

None of such Seller, nor any representatives or Affiliates of such Seller, has incurred (or will incur) any obligation or liability, contingent or otherwise, for any brokerage or finder’s fee or agent’s commission or other similar payment in connection with this Agreement or the transactions contemplated hereunder for which Buyer could be liable.

4.	REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated hereunder Buyer makes the representations and warranties set forth in this Section 4 as follows:

4.1	Organization.

Buyer is a limited liability company which is validly existing and in good standing under the laws of the State of Delaware.

4.2	Authority; Binding Obligation.

Buyer has the requisite power and authority to enter into this Agreement, to carry out their respective obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder, and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with its terms.

4.3	Absence of Conflicts.

Neither the execution, delivery or performance of this Agreement, nor the consummation by Buyer of the transactions contemplated hereby:

(a) does or will (i) result in any breach of any of the provisions of, (ii) constitute a default under or (iii) result in a violation of the provisions of (x) the charter documents of Buyer or (y) any indenture, license, mortgage, loan agreement or other agreement, instrument or contract by which Buyer or any of its respective Affiliates or any of their respective assets is bound; or

(b) except with regard to the approval of the MGCB, and without limiting clause (a) above, violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which the Buyer is subject require any consent, approval, or authorization of any Person.

4.4	Investment Intent.

At the time Buyer and its Affiliates were offered the Purchased Securities, each was, at the date hereof each is, and at the Closing each will be, an “Accredited Investor” as defined in Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”) and under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, having such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Purchased Securities. None of Buyer nor any of its Affiliates was solicited to purchase the Purchased Securities through any form of general solicitation or general advertisement. Buyer (i) is a sophisticated entity with respect to the purchase of the Purchased Securities, (ii) is able to bear the economic risk associated with the purchase of the Purchased Securities, (iii) has such knowledge and experience so as to be aware of the risks and uncertainties inherent in the purchase of investments of the type contemplated in this Agreement, and (iv) has independently and without reliance upon Sellers or any Affiliate of Sellers, and based on such information as they have deemed appropriate, made their own analysis and decision to enter into this Agreement. Buyer acknowledges that Sellers and their Affiliates have not given it or its Affiliates any investment advice, credit information or opinion on whether the purchase of the Purchased Securities is prudent. Buyer is acquiring the Purchased Securities for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities laws. Buyer hereby acknowledges that it has had access to the same information regarding the Company as is available to the Sellers.

4.5	Financing.

Buyer has sufficient equity commitments on the date hereof, and will have sufficient cash on hand on the Closing Date, to pay the Purchase Price and to make all other necessary payments of fees and expenses in connection with the transactions contemplated by this Agreement.

5.	CONDITIONS PRECEDENT

5.1	Conditions Precedent to Buyer’s Obligations.

The obligation of Buyer to consummate the Closing Transactions is subject to the fulfillment prior to or at the Closing of the following conditions:

(a) The Sellers’ representations and warranties contained in this Agreement shall be true and correct in all material respects at and as of the Closing.

(b) The Sellers will have performed and complied in all material respects with each of the Seller’s obligations under this Agreement.

(c) No Governmental Entity shall have enacted a judgment, decree, injunction or order that is in effect and has the effect of making illegal or otherwise preventing the consummation of the Closing Transactions.

(d) Buyer shall have received the approval of the MGCB, if required, for the purchase of the Purchased Securities.

(e) The Sellers shall have delivered all of the Purchased Securities to Buyer.

5.2	Conditions Precedent to the Sellers’ Obligation.

The obligation of the Sellers to consummate the Closing Transactions is subject to fulfillment prior to or at the Closing of the following conditions:

(a) No Governmental Entity shall have enacted a judgment, decree, injunction or order that is in effect and has the effect of making illegal or otherwise preventing the consummation of the Closing Transactions.

(b) The Sellers shall have received the approval of MGCB, if required, for the sale of the Purchased Securities.

(c) The Buyer shall have delivered the Purchase Price to the Sellers.

(d) The Closing Date shall have occurred no later than April 15, 2013 (as such date may be extended pursuant to Section 6.3 below).

6.	MISCELLANEOUS.

6.1	Voting Covenant.

Subject to the right of the Sellers to terminate this Agreement pursuant to Section 6.2 below, in the event that a vote of the Company’s shareholders is held, or written shareholder action is otherwise taken, during the period following satisfaction of all conditions precedent specified in Section 5.1(c), Section 5.1(d), Section 5.2(a) and Section 5.2(b) and prior to the Closing Date, to the extent permitted pursuant to applicable Law, each Seller hereby covenants and agrees to vote such Seller’s Purchased Shares as directed by Buyer. To the extent this Section 6.1 conflicts with Section 2.2(b) of this Agreement, Section 2.2(b) shall control.

6.2	Additional Covenants.

Buyer and each of the Sellers will use best efforts to take or cause to be taken all actions necessary or desirable and proceed diligently and in good faith to satisfy each condition to its obligations and the obligations of the other parties contained in this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and none of the Sellers or Buyer will, nor will they permit any of their Affiliates to, take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

6.3 Termination. The Sellers may terminate this Agreement upon notification to the Buyer in the event that the Closing shall not have occurred on or prior to April 15, 2013, provided that the Buyer may extend such date for a period of up to two thirty (30) day extension periods (and the dates set forth in Section 2.1, Section 2.2(b) and Section 5.2(d) above shall be commensurately extended) upon not less than five days notice prior to the then applicable termination date so long as (x) the sole condition that remains unsatisfied as of the then applicable termination date is the receipt of required approvals from the MGCB and (y) Buyer demonstrates to the reasonable satisfaction of Sellers that (i) it has sufficient cash on hand to pay the Purchase Price and (i) it is using best efforts to obtain the required approvals of the MGCB and there are no facts known to Buyer that could be reasonably expected to result in the failure to obtain the required approval of the MGCB. If this Agreement is validly terminated by Sellers pursuant to Section 6.3, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of the Buyer or Sellers (or any of their respective Affiliates), except (i) that the provisions of Sections 6.5, 6.6, 6.7, 6.9, 6.10, 6.11, 6.12, 6.15 and this Section 6.3 will continue to apply following any such termination and(ii) that nothing contained herein shall relieve any party hereto from liability for willful breach of its representations, warranties, covenants or agreements contained in this Agreement.

6.4	Indemnification.

All representations, warranties and covenants contained in this Agreement shall survive the consummation of the transactions contemplated hereunder indefinitely and shall be binding upon, and fully enforceable against each Seller and Buyer, respectively, and their respective successors and assigns. Each Seller shall, severally and not jointly, indemnify, defend, and hold harmless Buyer and each of its Affiliates, officers, employees, agents, and representatives from and against any Losses, costs, damages, or expenses arising from or relating to such Seller’s breach of or failure to perform any representations, warranties, or covenants contained in this Agreement or any other agreement or document referred to herein. Except as described in Section 6.5 below, Buyer shall indemnify, defend, and hold harmless each Seller and each of its Affiliates, officers, employees, agents, and representatives from and against any Losses, costs, damages, or expenses arising from or relating to such Buyer’s breach of or failure to perform any representations, warranties, or covenants contained in this Agreement or any other agreement or document referred to herein.

6.5	Liquidated Damages.

In the event that (a) Buyer fails to consummate the Closing Transactions as contemplated by Section 2.1, notwithstanding the satisfaction of all of the closing conditions in Section 5.1 or (b) Buyer breaches its covenants in Section 6.2 and fails to cure within 15 business days of the receipt of written notice of such breach from Seller, then Seller shall be entitled to draw the entire balance of the Escrowed Funds as liquidated damages. Buyer and the Sellers acknowledge that the actual damages sustained by Sellers in the event that Closing Transactions fail to close are difficult to ascertain. The parties further agree that the liquidated damages amount set forth herein is a reasonable estimate of the amount of such damages, including consequential damages, gauged by the circumstances existing at the time this Agreement is executed.

6.6	Confidentiality.

(a) No Seller will make, or file, any public statement, report or press release disclosing or referring to this Agreement, its terms or the transactions contemplated hereunder; provided, however, a Seller may make such disclosure as, based on the advice of such Seller’s legal counsel, is required by Law, so long as (i) to the extent practicable, such Seller has given Buyer reasonable advance notice of such proposed disclosure and (ii) such Seller does not disclose any such information earlier than legally required, as determined based on the advice of Seller’s legal counsel.

(b) Buyer may make, or file, any public statement, report or press release disclosing or referring to this Agreement and the transaction contemplated hereunder, so long as Buyer has reasonably consulted with the Sellers’ Representative with respect to the timing, manner of dissemination and content of such disclosure.

(c) The confidentiality obligations of the Sellers and Buyer under this Section 6.5 shall not apply to information that is or becomes generally available to the public, other than through disclosure in violation of this Section 6.6.

6.7	Notices.

Any notice or other communication required or which may be given under this Agreement shall be in writing sent by overnight courier to the addressee to the address provided below and shall be deemed given one day after such mailing.

To any Seller:

Solus Alternative Asset Management LP

410 Park Avenue, 11th Floor

New York, New York 10022

Attn: Kenzie Shaw

    Jonathan Zinman

with a copy to (which shall not constitute notice to Buyer):

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street, 30th Floor

Los Angeles, California 90017

Attn: Deborah J. Conrad

To Buyer:

Athens Acquisition LLC

1086 Woodward Avenue

Detroit, Michigan 48226

Attn: Matthew Cullen

with a copy to (which shall not constitute notice to Buyer):

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226

Attn: Howard N. Luckoff

Any of the addresses set forth above may be changed for purposes of providing notice under this Agreement by giving notice to the other parties.

6.8	Transfer Taxes.

All transfer, documentary, sales, use, stamp, registration and other such taxes, if any, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid in equal portions by the Buyer and the Sellers when due.

6.9	Fees and Expenses.

Each party shall bear its own out-of-pocket fees and expenses of any advisors, counsel and accountants, incurred by the party or on its behalf in connection with this Agreement and consummation of the Closing Transactions.

6.10	Entire Agreement.

This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.

6.11	Remedies.

In the event of a breach of this Agreement or termination of this Agreement pursuant to Section 6.3, Sellers or Buyer may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity, including injunctive relief to prevent breaches of this Agreement and to specific performance of the terms hereof. Except as otherwise provided herein, all remedies available under this Agreement, at Law or otherwise, shall be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any party of a particular remedy shall not preclude the exercise of any other remedy.

6.12	Governing Law and Forum.

This Agreement (except where specifically provided otherwise) shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies. Each of the parties consents to be subject to personal jurisdiction of the federal and state courts located in the Borough of Manhattan in New York, which shall be the sole and exclusive forums for the resolution of all disputes under, or relating to, this Agreement.

6.13	Counterparts; Electronic Signatures.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement or an image of which shall have been transmitted electronically, will constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

6.14	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall have no effect on the other provisions of this Agreement, which shall remain valid, operative and enforceable. Upon any such determination that any term or other provision is illegal, invalid or unenforceable, the parties hereto will negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible.

6.15	Waiver and Amendments.

This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No failure to exercise or delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights and remedies under this Agreement are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

6.16	Assignment.

Neither Buyer nor or Sellers may assign any of their rights or obligations under this Agreement without the prior written consent of the other parties hereto, which may be withheld in the sole discretion of such other party. Any attempted assignment in violation of the foregoing provision will be null and void.

7.	DEFINITIONS.

7.1	Definitions.

For purposes of this Agreement, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

“Closing” means the closing of the Closing Transactions.

“Equity Security” means (i) any capital stock or other equity security, (ii) any security directly or indirectly convertible into or exchangeable for any capital stock or other equity security, or (iii) any warrants, options or other rights, directly or indirectly, to subscribe for or to purchase any capital stock or other equity security.

“Governmental Entity” means any government, agency, governmental department, commission, court, arbitration panel or instrumentality of the United States of America or any foreign government or any state, municipality or other political subdivision in or of any of the foregoing and any court, agency, instrumentality, regulatory commission or other entity exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government.

“Law” means all federal, state, local and foreign laws, statutes, codes, rules, regulations, ordinances, judgments, orders, decrees and the like of any Governmental Entity, including common law.

“Lien” means any charge, claim, community or other marital property interest, condition, equitable interest, lien (whether voluntary, involuntary, statutory, or other), option, pledge, hypothecation, preference, priority, security interest, mortgage, right-of-way, easement, encroachment, servitude, conditional sale or other title retention arrangement, security or other deposits, right of first option, right of first refusal, or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Losses” means any loss, liability, obligation, demand, claim, Action, cause of action, damage, deficiency, tax, judgment, award, assessment, diminution in value, penalty, fine, cost or expense of whatever kind, in each case, whether or not arising out of third party claims (including interest, penalties, and reasonable professional fees).

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any governmental entity or any similar entity.

“Proceeding” means any Action, suit, claim, demand, summons, citations or subpoena, hearing, audit, public meeting or inquiry of any kind or nature whatsoever, civil, criminal, administrative, regulatory or otherwise, at Law or in equity, whether or not such matter is before a governmental entity or any other Person.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the date first set forth above.

Buyer

Athens Acquisition LLC

By:	/s/ Matthew Cullen
Name:	Matthew Cullen
Title:	President

Sellers

Ultra Master Ltd

By:	/s/ Christopher Pucillo
Name:	Christopher Pucillo
Title:	President

Solus GT Investment LLC

By:	/s/ Christopher Pucillo
Name:	Christopher Pucillo
Title:	President

Solus Core Opportunities Master Fund Ltd

By:	/s/ Christopher Pucillo
Name:	Christopher Pucillo
Title:	President

SOLA LTD

By:	/s/ Christopher Pucillo
Name:	Christopher Pucillo
Title:	President

Schedule 1.2

Seller	Purchase Price
Ultra Master Ltd	$2,981,430
Solus GT Investment LLC	$7,787,070
Solus Core Opportunities Master Fund Ltd	$7,787,160
SOLA LTD	$31,067,010

Total	$49,622,670

Schedule 3.4

Seller	Series A-1 Common Stock	Series A-1 Preferred Stock	Series A-2 Preferred Stock	Series A-2 Preferred Warrants
Ultra Master Ltd	33,127	—	—	—
Solus GT Investment LLC	—	86,523	—	—
Solus Core Opportunities Master Fund Ltd	—	86,524	—	—
SOLA LTD	—	117,953	40,579	186,657

Total	33,127	291,000	40,579	186,657